

August 10, 2012

<u>Via E-mail</u>
Michael J. Schifsky
Chief Financial Officer
NB Manufacturing, Inc.
80 E. Rio Salado Parkway, Suite 115
Tempe, AZ 85051

> **Re:** **NB Manufacturing, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 31, 2012**
> **File No. 000-52678**

Dear Mr. Schifsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed July 31, 2012</u>

<u>Solutions to the dynamic digital ad agency environment, page 8</u>

<u>Other Customers, page 12</u>

1. We note your response to comment 10 from our letter dated July 3, 2012. In future filings, please revise your disclosure under the heading "Sample Projects Include" on page 13 to remove the reference to entities that were customers of the President of XI United during his tenure in a prior position at an unrelated entity. Disclosure of this type may be more appropriate in your officer and significant employee profiles.

Financial Statements

Note 7 – Acquisition of SpyFire, LLC and Stacked Digital, LLC

2. We note your response to comment 32 from our letter dated July 3, 2012, and the
    disclosure within Note 7. However, in order to account for the merger of SpyFire and
    Stacked at historical cost, it is necessary for Mr. Richarde to have held a controlling
    financial interest in Stacked. That is, he should have held a greater than 50 percent
    voting interest in Stacked for all periods in which they have been combined in your
    financial statements. If there is contemporaneous written evidence providing Mr.
    Richarde the power to control the 50 percent interest in Stacked that he did not own, you
    should describe to us this agreement in detail. Please explain in your response all of the
    significant terms of the agreement including the date of the agreement, the nature and
    extent of the powers granted Mr. Richarde, and the nature and extent of the rights
    retained by Mr. Hrissikopoulos specifically addressing all substantive participating and
    protective rights held by Mr. Hrissikopoulos. We refer you to the guidance found under
    ASC 810-20-25-11 through ASC 810-20-25-20.

3. If it is necessary for you to account for the acquisition of Stacked using the purchase
    method, then it would be necessary for you to revise your pro forma information as
    previously requested in comment 35.

    You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor,
at 202-551-6971or Jessica Plowgian, Attorney-Advisor, at 202-551-3367 with any other
questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel